FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                FOR JUNE 6, 2002




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)


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DESWELL [LOGO]


                                                 CONTACT:
                                                 John G. Nesbett
                                                 Ryan Daniels
                                                 Lippert/Heilshorn & Associates
                                                 212-838-3777
                                                 e-mail: jnesbett@lhai.com



                            DESWELL INDUSTRIES, INC.
               ANNOUNCES 18% INCREASE IN FOURTH QUARTER NET INCOME

       -COMPANY ALSO ANNOUNCES FOURTH QUARTER DIVIDEND OF $0.28 PER SHARE-


HONG KONG (June 6, 2002) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its results for the fourth quarter and year ended March 31, 2002.

Net sales for the fourth quarter increased 13% to $19.0 million compared to sales of $16.9 million in the fourth quarter ended March 31, 2001. Operating income increased 69% to $2.7 million for the most recent quarter, compared to $1.6 million for the year-ago quarter. Net income for the fourth quarter increased 18% to $2.9 million compared to $2.5 million for the year-ago quarter. Basic earnings per share and diluted earnings per share increased to $0.52 and $0.50 respectively (based on 5,606,000 and 5,745,000 weighted average shares outstanding, respectively), compared to $0.45 and $0.45 respectively (based on 5,451,000 and 5,465,000 weighted average shares outstanding, respectively), in the fourth quarter ended March 31, 2001.

Net sales for the year ended March 31, 2002, were $83.3 million, an increase of 3% compared to sales of $80.8 million for the year ended March 31, 2001. Operating income increased 9% to 13.9 million, compared to $12.8 million in the previous year, and net income increased 4% to $13.3 million, compared to $12.8 million in the previous year. Basic earnings per share and diluted earnings per share increased to $2.38 and $2.36 respectively (based on 5,602,000 and 5,644,000 weighted average shares outstanding, respectively), compared to $2.38 and $2.36 respectively (based on 5,376,000 and 5,435,000 weighted average shares outstanding, respectively), for the year ended March 31, 2001.

The Company's balance sheet remains strong. The Company's cash and cash equivalents increased to $31.5 million at March 31, 2002, compared to $25.3 million on March 31, 2001. Working capital was $54.9 million as of March 31, 2002, versus $47.3 million as of March 31, 2001. The Company has no long-term borrowings.

Mr. Richard Lau, chairman and chief executive officer, commented, "Our efforts to turn around the performance at our electronics-assembly and metallic-products divisions paid off during the quarter with a combined 44% increase in sales at these two divisions. This increase was slightly offset by Jetcrown, our injection-molding division, which experienced a 3.5% decrease in revenues due to the soft economy, particularly in the telecommunications industry where we have some key OEM customers, and a 5% to 10% reduction in pricing. The impact of the pricing adjustment was minimized by higher sales volume and increased efficiency during the quarter. Furthermore, we are encouraged about the prospects for our injection-molding division, particularly due to China's entry into the WTO. The gradual shift of our injection operation to a new factory in early fiscal 2003 significantly increases our production capacity with considerable cost benefits. These savings should be substantially realized in the third quarter of fiscal 2003."

         Mr. Lau continued, "Throughout the year we focused on keeping costs down to maximize profits in this uncertain economic environment. I am particularly pleased with our strong gross margins and reduced SG&A as a percentage of sales for the quarter and the year despite increased rental and transportation expenses, as well as an expanded marketing force."

FOURTH QUARTER & FINAL DIVIDENDS

The Company also announced that on May 30, 2002, its board of directors declared a final cash dividend of $0.28 per share (totally $1.00 cash dividend per share for the year ended March 31, 2002, compared to $0.90 per share in 2001). The dividend will be payable on July 3, 2002, to shareholders of record as of June 17, 2002.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Telecommunications Ltd., Peavey Electronics Corporation, and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


                                  TABLES FOLLOW




CONSOLIDATED  STATEMENT  OF  INCOME  (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                           Quarter ended                   Year ended
                                                             March 31,                     March 31,
                                                         2002          2001           2002           2001
                                                         ----          ----           ----           ----
                                                      (Unaudited)                   (Unaudited)   (Audited)
Net sales                                                 $19,030       $16,876       $ 83,320       $ 80,847
Cost of sales                                              12,470        11,654         54,448         52,596
                                                     -------------  ------------   ------------  -------------
Gross profit                                                6,560         5,222         28,872         28,251
Selling, general and administrative expenses                3,836         3,613         14,939         15,414
                                                     -------------  ------------   ------------  -------------
Operating income                                            2,724         1,609         13,933         12,837
Interest expense                                              (7)           (1)           (26)            (6)
Other income, net                                             397           305            877            915
                                                     -------------  ------------   ------------  -------------
Income before income taxes                                  3,114         1,913         14,784         13,746
Income taxes                                                   43          (245)           535            315
                                                     -------------  ------------   ------------  -------------
Income before minority interests                            3,071         2,158         14,249         13,431
Minority interests                                            181         (295)            925            621
                                                     -------------  ------------   ------------  -------------
Net income                                                $ 2,890       $ 2,453        $13,324        $12,810
                                                     =============  ============   ============  =============

Basic earnings per share (note 3)                          $ 0.52        $ 0.45         $ 2.38         $ 2.38
                                                     =============  ============   ============  =============

Weighted average number of shares
     outstanding (in thousands)                             5,606         5,451          5,602          5,376
                                                     =============  ============   ============  =============


Diluted earnings per share (note 3)                         $0.50         $0.45          $2.36         $ 2.36
                                                     =============  ============   ============  =============

Diluted weighted average number of shares                   5,745         5,465          5,644          5,435
        outstanding (in thousands)
                                                     =============  ============   ============  =============





DESWELL  INDUSTRIES,  INC.
CONSOLIDATED  BALANCE  SHEET
(U.S. DOLLARS IN THOUSANDS)
                                                                 March 31,           March 31,
                                                                    2002               2001
                                                                    ----               ----
ASSETS                                                           (Unaudited)         (Audited)

Current assets :
       Cash and cash equivalents                                     $  31,534          $  25,330
       Restricted cash                                                   2,861              1,988
       Marketable securities                                             1,115                --
       Accounts receivable, net                                         16,888             15,777
       Inventories                                                      13,225             12,034
       Prepaid expenses and other current assets                         3,421              1,833
       Income taxes receivable                                             428                428
                                                                ---------------   ----------------
             Total current assets                                       69,472             57,390
Property, plant and equipment - net                                     24,794             25,563
Goodwill                                                                   478                513
                                                                ---------------   ----------------
                   Total assets                                      $  94,744          $  83,466
                                                                ===============   ================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
       Accounts payable                                               $  7,583           $  4,274
       Bank loans                                                          482                  -
       Customer deposits and accrued expenses                            6,320              5,463
       Income taxes payable                                                165                297
                                                                ---------------   ----------------
           Total current liabilities                                    14,550             10,034
                                                                ---------------   ----------------
Minority interests                                                      10,528              9,540
                                                                ---------------   ----------------
Deferred income tax                                                         15                 15
                                                                ---------------   ----------------

Shareholders' equity
       Common stock
       -  authorized 20,000,000 shares;
          issued and outstanding 5,580,331 shares
          at March 31, 2002 and 5,597,931 shares
          at March 31, 2001                                                 56                 56
       Additional paid-in capital                                       26,522             26,843
       Retained earnings                                                43,073             36,978
                                                                ---------------   ----------------
            Total shareholders' equity                                  69,651             63,877
                                                                ---------------   ----------------
            Total liabilities and shareholders' equity               $  94,744          $  83,466
                                                                ===============   ================





DESWELL  INDUSTRIES,  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS  (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS)

                                                                                  Year ended        Year ended
                                                                                   March 31,         March 31,
                                                                              ------------------------------------
                                                                                   2002                2001
                                                                                   ----                ----
Cash flows from operating activities:
      Net income                                                                    $  13,324        $     12,810
      Adjustments to reconcile net income to net cash
        Provided by operating activities:
         Depreciation and amortization                                                  4,918               5,039
         (Gain) loss on disposal of property, plant and equipment                           7                (52)
         Minority interests                                                               988                 609
         Changes in current assets and liabilities:
           Accounts receivable                                                        (1,111)             (5,170)
           Marketable securities                                                      (1,115)              1,308
           Inventories                                                                (1,191)             (1,102)
           Prepaid expenses and other current assets                                  (1,588)                 462
           Income taxes receivable                                                        -                  (264)
           Accounts payable                                                            3,309             (1,127)
           Customer deposits and accrued expenses                                        857               1,101
           Income taxes payable                                                         (132)                196
                                                                              ----------------    ----------------
      Net cash provided by operating activities                                       18,266              13,810
                                                                              ----------------    ----------------

Cash flows from investing activities
      Purchase of property, plant and equipment                                       (4,397)            (13,926)
      Proceeds from disposal of property, plant and                                      276                 113
           Equipment
      (Increase)/decrease in restricted cash                                            (873)                 141
                                                                              ----------------    ----------------
         Net cash used in investing activities                                        (4,994)            (13,672)
                                                                              ----------------    ----------------

Cash flows from financing activities
      Repurchase of Common Stock                                                        (564)                  -
      Issue of Common Stock                                                              243               2,746
      Increase of bank loans                                                             482                   -
      Dividends paid                                                                  (7,229)             (4,710)
                                                                              ----------------    ----------------
         Net cash used in financing activities                                        (7,068)             (1,964)
                                                                              ----------------    ----------------

Net increase/(decrease) in cash and cash equivalents                                   6,204             (1,826)
Cash and cash equivalents, at beginning of year                                       25,330              27,156
                                                                              ----------------    ----------------
Cash and cash equivalents, at end of year                                             31,534              25,330
                                                                              ================    ================

Supplementary disclosures of cash flow information: Cash paid during the year for:
         Interest                                                               $         26      $             6
         Income taxes                                                                    669                 383
                                                                              ================    ================

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.       MANAGEMENT'S STATEMENT

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2002 and March 31, 2001, the results of operations for the quarters and year ended March 31, 2002 and March 31, 2001, and the cash flows for the year ended March 31, 2002 and March 31, 2001. The notes to the Consolidated Financial Statements that are contained in the Form 20-F Annual Report filed on July 10, 2001 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       INVENTORIES

                                                 March 31,    March 31,
                                                   2002         2001
                                                ---------   ----------
Inventories by major categories :
           Raw materials                        $   7,368   $    6,130
           Work in progress                         3,213        2,946
           Finished goods                           2,644        2,958
                                                ---------   ----------
                                                $  13,225   $   12,034
                                                =========   ==========

3.       EARNINGS PER SHARE

         The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share".

         The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

         The net income for the quarters and year ended March 31, 2002, and 2001 were both from the Company's continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED MARCH 31, 2002 COMPARED TO QUARTER ENDED MARCH 31, 2001

The Company's net sales for the quarter ended March 31, 2002 were $19,030,000, an increase of $2,154,000 or 12.8% as compared to the corresponding period in 2001. The increase in sales was mainly related to an increase in sales of electronic and metallic products of $2,549,000 offset by a decrease in sales of injection-molded plastic products of $395,000. This represented an increase of 44.4% and a decrease of 3.5% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in the electronics and metallics divisions was mainly due to an increase in orders from their existing customers, together with the orders from new customers during the quarter ended March 31, 2002, as compared to the prior-year period.

The gross profit for the quarter ended March 31, 2002 was $6,560,000, representing a gross profit margin of 34.5%. This compares with the overall gross profit and gross profit margin of $5,222,000 or 30.9% for the quarter ended March 31, 2001.

Selling, general and administrative expenses for the quarter ended March 31, 2002 were $3,836,000, amounting to 20.2% of total net sales, as compared to $3,613,000 or 21.4% of total net sales for the quarter ended March 31, 2001. The increase in selling, general and administrative expenses of $223,000 over the corresponding period was mainly attributed to the increase in general and administrative expenses resulted from improved business over last year.

As a result of the increase in net sales, operating income was $2,704,000 for the quarter ended March 31, 2002, an increase of $1,115,000 or 69.3% as compared with the corresponding quarter in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallics subsidiaries and the marketing subsidiary. The increase in minority interest to a surplus of $181,000 for the quarter ended March 31, 2002, from a deficiency of $295,000 for the corresponding quarter in the prior year reflects an increase in profits in the subsidiaries.

As a result of the above factors, net income was $2,890,000 for the quarter ended March 31, 2002, an increase of $437,000 or 17.8%, as compared to the quarter ended March 31, 2001, and net income as a percentage of net sales increased to 15.2% from 14.5%.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)


YEAR ENDED MARCH 31, 2002 COMPARED TO YEAR ENDED MARCH 31, 2001

The Company's net sales for the year ended March 31, 2002, were $83,320,000, an increase of $2,473,000 or 3.1% as compared to year ended March 31, 2001. The increase in sales was mainly related to increases in sales of electronic and metallic products of $4,311,000 offset by a decrease in sales of injection-molded plastic products of $1,838,000. This represented an increase of 13.7% and a decrease of 3.7% respectively, as compared with the net sales in prior year.

The increase in net sales in the electronics and metallics divisions was mainly due to an increase in orders from their existing customers, together with orders from new customers during the year.

The gross profit for the year ended March 31, 2002 was $28,872,000, representing a gross profit margin of 34.7%. This compares with the overall gross profit and gross profit margin of $28,251,000 or 34.9% for the year ended March 31, 2001.

Selling, general and administrative expenses for the year ended March 31, 2002 were $14,939,000, amounting to 17.9% of total net sales, as compared to $15,414,000 or 19.1% of total net sales for the year ended March 31, 2001. The decrease in selling, general and administrative expenses of $475,000 over the prior year was mainly attributed to the strict control on these expenses.

As a result of the increase in sales revenue and a decrease in selling, general & administrative expenses, operating income was $13,933,000 for the year ended March 31, 2002, an increase of $1,096,000 or 8.5% as compared with the prior year.

During the year ended March 31, 2002, the Company established a 51%-owned marketing subsidiary to strengthen our marketing force. As a result, minority interests represent the 49% minority interest in the electronics and metallics subsidiaries and the marketing subsidiary. The increase in minority interest to $925,000 for the year ended March 31, 2002, from $621,000 for the year ended March 31, 2001, reflects that the electronics and metallics business generated more profits in the current year as compared to the prior year.

As a result of the above factors, net income was $13,324,000 for the year ended March 31, 2002, an increase of $514,000 or 4.0%, as compared to the year ended March 31, 2001, and net income as a percentage of net sales increased slightly to 16.0% from 15.8%.




                                    - more -


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DESWELL INDUSTRIES, INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)



LIQUIDITY AND CAPITAL RESOURCES

During the past five years, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2002, the Company had a working-capital surplus of $54,923,000. This compares with a working-capital surplus of $47,356,000 at March 31, 2001. The increase in working capital was mainly attributed to net cash generated from its operating activities of $18,266,000 and the funds from short-term bank loans of $482,000, exercise of stock options of $243,000 during the year offset by the cash dividend distributed of $7,229,000 and the capital investment of $4,397,000 during the year ended March 31, 2002.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has outstanding short-term borrowings of $482,000 and no long-term debt at March 31, 2002.

As of March 31, 2002, the Company had in place general banking facilities with seven financial institutions aggregating approximately $19,515,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of March 31, 2002, the Company had ( i ) unused credit facilities of $16,581,000 ( ii ) cash and cash equivalents of $31,534,000 and ( iii ) restricted cash of $2,861,000, which has been pledged as collateral for those credit facilities. The restricted cash of $2,762,000 and leasehold land and buildings of $1,348,000 have been pledged as collateral for those credit facilities. The Company also had $99,000 pledged as deposit for customs duty in Dongguan, China.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.






                                     - end -

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                      For and on behalf of
                                                      Deswell Industries, Inc.




                                                      By:/s/________________
                                                      Richard Lau
                                                      Chief Executive Officer

Date: June 6, 2002





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